SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Iterum Therapeutics plc

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G6333L101

(CUSIP Number)

Marcus Karia, Group Finance Director

Arix Bioscience PLC

20 Berkeley Square,

Mayfair, London

W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6333L101

1	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 1,089,903 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 1,089,903 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,903 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)

This percentage is calculated based on 14,868,973 ordinary shares, $0.01 par value per share (“Ordinary Shares”), outstanding as of October 31, 2019 as reported in Iterum Therapeutic plc’s (the “Issuer”) quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2019 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. G6333L101

1	NAMES OF REPORTING PERSONS Arix Bioscience Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (1)
	8	SHARED VOTING POWER 1,089,903 (1)
	9	SOLE DISPOSITIVE POWER 0 (1)
	10	SHARED DISPOSITIVE POWER 1,089,903 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,903 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	This percentage is calculated based on 14,868,973 Ordinary Shares outstanding as of October 31, 2019 as reported in the Issuer’s Form 10-Q.

SCHEDULE 13D

CUSIP No. G6333L101

1	NAMES OF REPORTING PERSONS Mark Chin (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,154
	8	SHARED VOTING POWER 1,089,903 (1)
	9	SOLE DISPOSITIVE POWER 6,154
	10	SHARED DISPOSITIVE POWER 1,089,903 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,096,057 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The Reporting Person is an investment director of Arix Plc. Arix Ltd., the direct beneficial owner of 1,089,903 shares of the Issuer, is a wholly owned subsidiary of Arix Plc. Arix Plc may be deemed to indirectly beneficially own the shares held by Arix Ltd.

(2)	This percentage is calculated based on 14,868,973 Ordinary Shares outstanding as of October 31, 2019 as reported in the Issuer’s Form 10-Q.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the SEC on June 11, 2018 (the “Original Schedule 13D”) by the Reporting Persons relating to the ordinary shares, par value $0.01 per share (the “Ordinary Shares”) of Iterum Therapeutics plc, a public limited company formed under the laws of the Republic of Ireland (the “Issuer”). By virtue of entry into the agreements described in Item 4 below, the Reporting Persons may be deemed to constitute a “group” with the other Investors (as defined below) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each Reporting Person expressly disclaims any assertion or presumption that it, any of the Investors or any of the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D. All references in the Original Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Original Schedule 13D as amended and supplemented by this Amendment.

Item 2. Identity and Background

Item 2(a) is amended and restated in its entirety as follows:

(a)	Name of Persons Filing:

This Schedule 13D is being filed by the following persons, each of whom is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”:

Arix Bioscience Plc (“Arix Plc”)

Arix Bioscience Holdings Limited (“Arix Ltd.”)

Mark Chin

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 2(c) is amended and restated in its entirety as follows:

(c)

The principal business of each of Arix Plc and Arix Ltd. is the global healthcare and life science business. Mr. Chin is an Investment Director for Arix Plc. Mr. Chin also serves as a director of the Issuer.

Item 2(f) is amended and restated in its entirety as follows:

(f)	Arix Plc and Arix Ltd. are companies formed under the laws of England and Wales. Mr. Chin is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is amended and restated in its entirety as follows:

The aggregate purchase price of the Ordinary Shares held by Arix Ltd. is $17,131,566.40.

Item 4. Purpose of Transaction

Item 4 is amended to add the following:

Open Market Purchase

On October 30, 2018, Arix Ltd. acquired 58,000 Ordinary Shares through a purchase on the open market for a purchase price of $6.10 per Ordinary Share.

Securities Purchase Agreement

On January 16, 2020, Iterum Therapeutics Bermuda Limited, a company formed under the laws of Bermuda (“Iterum Bermuda”) and a wholly-owned subsidiary of the Issuer, entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer, the Issuer’s wholly-owned subsidiaries and a group of accredited investors, including Arix Ltd., as set forth therein (the “Investors”), pursuant to which the Issuer agreed to issue and sell to the Investors in a private placement (the “Private Placement”) approximately $51.9 million aggregate principal amount of its 6.500% exchangeable senior subordinated notes due 2025 (the “Exchangeable Notes”) and $0.1 million aggregate principal amount of its limited recourse royalty-linked subordinated notes (the “RLNs” and, together with the Exchangeable Notes, the “Securities”). Specifically, Arix Ltd. purchased 1,900 Units (as defined below) for an aggregate purchase price of $1,900,000.00. Each “Unit” consists of $1,000 principal amount of its 6.500% Exchangeable Notes and 50 RLNs. Iterum Bermuda’s obligations under the Securities will be guaranteed by the Issuer and its wholly-owned subsidiaries (collectively, the “Guarantors”).

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as Exhibit 99.5 attached hereto.

Exchangeable Note Indenture and the Exchangeable Notes

In connection with the transactions contemplated by the Purchase Agreement, on January 21, 2020 (the “Closing Date”), Iterum Bermuda and the Guarantors entered into an indenture (the “Exchangeable Note Indenture”) with respect to the Exchangeable Notes with U.S. Bank National Association, as trustee (the “Exchangeable Notes Trustee”). The Exchangeable Notes will mature on January 31, 2025, unless earlier exchanged, redeemed or repurchased in accordance with their terms, and bear simple, non-compounding interest at a rate of 6.500% per year, payable solely on the date of maturity.

The Exchangeable Notes are senior subordinated obligations of Iterum Bermuda and are guaranteed on a senior subordinated basis by the Guarantors (the “Exchangeable Note Guarantees”). The Exchangeable Notes and Exchangeable Note Guarantees are unsecured and rank equally with all of Iterum Bermuda’s and each Guarantor’s existing and future senior obligations. The Exchangeable Notes are senior in right of payment to any of Iterum Bermuda’s and each Guarantor’s future obligations that are, by their terms, expressly subordinated in right of payment to the Exchangeable Notes and Exchangeable Note Guarantees. The Exchangeable Notes and Exchangeable Note Guarantees are subordinated to Iterum Bermuda’s and the Guarantors’ obligations to Silicon Valley Bank (“SVB”), including their obligations pursuant to the Loan and Security Agreement, dated as of April 27, 2018 and amended as of January 16, 2020, with SVB (the “Loan Agreement”) and any refinancings thereof, subject to the terms of the Exchangeable Note Indenture. In addition, the Exchangeable Notes and Exchangeable Note Guarantees are effectively subordinated to Iterum Bermuda’s and each Guarantor’s secured obligations, including obligations under the Loan Agreement, to the extent of the value of the collateral securing such obligations.

The Exchangeable Notes are exchangeable, at the Issuer’s election, into Ordinary Shares, cash or a combination of Ordinary Shares and cash, at an initial exchange rate of 1,000 shares per $1,000 principal amount of Exchangeable Notes (equivalent to an initial exchange price of approximately $1.00 per Ordinary Share). The exchange rate is subject to anti-dilution adjustments, including weighted-average anti-dilution protections and other customary anti-dilution protections, as set forth in the Exchangeable Note Indenture.

Subject to the terms of the Exchangeable Note Indenture, on or after the one-year anniversary of the Closing Date until the second scheduled trading day immediately preceding January 15, 2025, Arix Ltd., as a holder, may exchange the Exchangeable Notes at any time. In addition, the Exchangeable Notes will be mandatorily exchangeable if, following the one-year anniversary of the Closing Date and on or prior to January 1, 2025, (i) the U.S. Food and Drug Administration (“FDA”) accepts for filing a new drug application by the Issuer or any of its affiliates for specified sulopenem products; (ii) the Issuer has at least $75 million of unrestricted cash, on a consolidated basis without including any net proceeds from sales of the Securities to the Investors and any other financing provided by the Investors after the date of the Exchangeable Note Indenture; and (iii) the daily volume-weighted average price of the Ordinary Shares has been at least $8.00 for 60 consecutive trading days.

Iterum Bermuda may at any time on or after the earliest of (i) the later of (x) the date on which certain ownership caps set forth in the Exchangeable Note Indenture no longer apply and (y) one year from the Closing Date, (ii) the consummation of a “fundamental change,” as defined in the Exchangeable Note Indenture, and (iii) the date that the Issuer enters into a definitive agreement relating to a fundamental change, and, in each case, upon written consent of the holders of any outstanding senior debt, redeem for cash all or a portion of the Exchangeable Notes, at its option. The redemption price will be equal to (a) 115% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs on or after the approval by the FDA of a new drug application (“FDA Approval”) by the Issuer for specified sulopenem products and there has been a commercial sale of such a product (collectively, the “Redemption Payment Event”), (b) 300% of the principal amount of the Exchangeable Notes to be redeemed, if the redemption date occurs prior to the Redemption Payment Event, or (c) if a change of control transaction is consummated prior to or within 120 days after the applicable redemption date, the greater of (x) 300% of the principal amount of the Exchangeable Note to be redeemed and (y) the consideration that the holder of the Exchangeable Note to be redeemed would have received in connection with such change of control transaction if the Exchangeable Note had been exchanged immediately prior thereto ((x) and (y) collectively, the “Change of Control Price”), plus, in each case, any accrued and unpaid interest to, but excluding, the redemption date.

If the Issuer undergoes a “fundamental change,” as defined in the Exchangeable Note Indenture, prior to January 15, 2025, Arix Ltd. with the other Exchangeable Note holders may require Iterum Bermuda to repurchase for cash all or any portion of its Exchangeable Notes at a fundamental change repurchase price equal to (i) the Change of Control Price, if the fundamental change is not a liquidation event, or (ii) 100% of the principal amount of the Exchangeable Notes to be repurchased, if the fundamental change is a liquidation event, plus, in each case, any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Exchangeable Note Indenture contains customary terms and certain affirmative covenants, including that upon certain events of default occurring and continuing, either the Exchangeable Notes Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Exchangeable Notes may declare 100% of the principal of, and accrued and unpaid interest, if any, on, all the Exchangeable Notes to be due and payable.

Pursuant to the Exchangeable Note Indenture, unless the Issuer obtains the shareholder approval, the Exchangeable Notes issued to the Investors will not be exchangeable for Ordinary Shares to the extent that upon an exchange, among other things, (i) the number of Ordinary Shares then beneficially owned by the holder would exceed 19.99% of the total number of Ordinary Shares issued and outstanding, (ii) the shares issued, when aggregated with any other Ordinary Shares beneficially owned by the holder, would otherwise result in a “change of control” of the Issuer within the meaning of Nasdaq Listing Rules or (iii) the shares issued, together with all other Ordinary Shares issuable upon exchange of the Exchangeable Notes issued to the Investors, would exceed 19.99% of the issued and outstanding Ordinary Shares immediately prior to the issuance of the Exchangeable Notes to the Investors. In addition, unless the Issuer obtains the Authorized Shares Approval, the Exchangeable Notes issued to the Investors will not be exchangeable for Ordinary Shares to the extent the shares issued, together with all other Ordinary Shares issuable upon exchange of the Exchangeable Notes issued to the Investors, would exceed the Ordinary Shares available for issuance (less certain reserved shares). The Exchangeable Note Indenture also contains additional restrictions on the issuance of Ordinary Shares in respect of certain Irish laws.

The foregoing descriptions of the Exchangeable Note Indenture (and form of Exchangeable Note) do not purport to be complete and are qualified in their entirety by reference to the Exchangeable Note Indenture (and form of Exchangeable Note), copies of which are filed as Exhibit 99.6 and Exhibit 99.7 attached hereto.

RLN Indenture and the RLNs

In connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, Iterum Bermuda and the Guarantors entered into an indenture (the “RLN Indenture”) with respect to the RLNs with Iterum Holders’ Representative LLC (an affiliate of Sarissa), as the representative of the RLN holders, and Computershare Trust Company, N.A., as trustee (the “RLN Trustee”).

Arix Ltd. and the other holders of RLNs are entitled to payments based solely on a percentage of the Issuer’s net revenues from U.S. sales of specified sulopenem products (“Specified Net Revenues”). Payments will be due within 75 days of the end of each six-month payment measuring period (a “Payment Measuring Period”), beginning with the Payment Measuring Period ending June 30, 2020 until (i) the “Maximum Return” (as described below) has been paid in respect of the RLNs, or (ii) the “End Date” occurs, which is December 31, 2045, or (iii) December 31, 2025, in the event that the Issuer has not yet received FDA Approval with respect to one or more specified sulopenem products by such date. The aggregate amount of payments in respect of all RLNs during each Payment Measuring Period will be equal to the product of total Specified Net Revenues earned during such period and the applicable payment rate (the “Payment Rate”), determined based on which of the specified sulopenem products have received FDA Approval. The Payment Rate will be based on the maximum aggregate principal amount of RLNs and will equal (i) up to 15% if the Issuer or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of uncomplicated urinary tract infections and (ii) up to 20% if the Issuer or one of its affiliates has received FDA Approval for the use of specified sulopenem products for the treatment of complicated urinary tract infections but has not received FDA Approval for treatment of uncomplicated urinary tract infections. Each RLN will receive its pro rata share of the interest payable in respect of RLNs, based on the portion such RLN’s principal amount comprises of the aggregate principal amount of all of the RLNs.

Prior to the End Date, Iterum Bermuda will be obligated to make payments on the RLNs from Specified Net Revenues until each RLN has received payments equal to $160.00 (or 4,000 times the principal amount of such RLN) (the “Maximum Return”). The principal amount of the RLNs, equal to $0.04 per RLN, is the last portion of the Maximum Return amount to which payments from Specified Net Revenue are applied. If any portion of the principal amount of the outstanding RLNs has not been paid as of the End Date, Iterum Bermuda must pay the unpaid portion of the principal amount. If Iterum Bermuda fails to pay any amounts on the RLNs that are due and payable, such defaulted amounts will accrue default interest at a rate per annum equal to the prime rate plus three percent (3.00%). Default interest will also accrue on the Principal Amount Multiple (as defined in the RLN Indenture) as a result of certain other defaults under the RLN Indenture at a rate per annum equal to four percent (4.00%).

The RLNs are senior subordinated obligations of Iterum Bermuda and are guaranteed on a senior subordinated basis by the Guarantors (the “RLN Guarantees”). Payment obligations that arise in respect of the RLNs and RLN Guarantees are unsecured and rank equally with all of Iterum Bermuda’s and each Guarantor’s existing and future senior obligations, other than Iterum Bermuda’s and each Guarantor’s obligations to SVB. The RLNs are senior in right of payment to any of Iterum Bermuda’s and each Guarantor’s future obligations that are, by their terms, expressly subordinated in right of payment to the RLNs and RLN Guarantees. The RLNs and RLN Guarantees are subordinated to Iterum Bermuda’s and the Guarantors’ obligations to SVB, including their obligations pursuant to the Loan Agreement and any refinancings thereof, subject to the terms of the RLN Indenture. In addition, the RLNs and RLN Guarantees are effectively subordinated to Iterum Bermuda’s and each Guarantor’s secured obligations, including obligations under the Loan Agreement, to the extent of the value of the collateral securing such obligations.

Iterum Bermuda may at any time redeem for cash all, but not less than all, of the RLNs, at its option. The redemption price per RLN will be equal to the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any). Upon a change of control of the Issuer, the Issuer will require the ultimate beneficial owner or owners controlling the acquiring person or persons to guarantee the obligations of Iterum Bermuda under the RLN Indenture. In the event that a change of control occurs before the Issuer receives FDA Approval with respect to one or more specified sulopenem products, the redemption price per RLN will be reduced to 50% of the Maximum Return for each RLN, less payments made through and including the redemption date, plus certain accrued but unpaid default interest (if any).

The foregoing descriptions of the RLN Indenture (and form of RLN) do not purport to be complete and are qualified in their entirety by reference to the RLN Indenture (and form of RLN), copies of which are filed as Exhibit 99.8 and Exhibit 99.9 attached hereto.

Investor Rights Agreement

Also in connection with the transactions contemplated by the Purchase Agreement, on the Closing Date, Iterum Bermuda and the Guarantors entered into an investor rights agreement (the “Investor Rights Agreement”) with Arix Ltd. and the other Investors.

Pursuant to the terms of the Investor Rights Agreement, for so long as Sarissa Capital Management LP (“Sarissa”) and its affiliates own at least 5% or 12.5%, as applicable, of the Issuer’s outstanding Ordinary Shares on a fully diluted basis, promptly, and in any event no more than 5 business days following written request of Sarissa, the Issuer will cause the Issuer’s board of directors to increase to consist of nine or 10 members, as applicable, and the Issuer will cause the board of directors to consist of no more than 10 members without the prior written consent of Sarissa. In addition, for so long as Sarissa and its affiliates own at least 12.5% of the Issuer’s outstanding Ordinary Shares on a fully diluted basis, Sarissa will have the right to designate two directors to the Issuer’s board of directors and, for so long as Sarissa and its affiliates own at least 5% but less than 12.5%, it will have the right to designate one director to the Issuer’s board of directors (the “Investor Designees”). Pursuant to the terms of the Investor Rights Agreement, such Investor Designees will be appointed to the Issuer’s board of directors and to be members of the class of directors that was subject to reelection at the Issuer’s most recent annual meeting of shareholders. The Investor Designees will be entitled to be a member of any committee of the board of directors subject to the terms of the Investor Rights Agreement. Pursuant to the terms of the Investor Rights Agreement, the Investors, subject to specified exceptions, will agree with the Issuer to vote in favor of the election of the Investor Designees, and the Issuer will agree to cause the Investor Designees to be named in any relevant proxy statement.

In addition, pursuant to the terms of the Investor Rights Agreement, for so long as Sarissa owns 10% of the Issuer’s outstanding Ordinary Shares on a fully diluted basis, Sarissa will have a right of first offer with respect to future proposed equity financings of the Issuer up to that portion of such new securities which equals Sarissa’s, together with its affiliates, percentage ownership of the Issuer’s outstanding Ordinary Shares on a fully diluted basis, subject to specified exceptions for certain exempt issuances and pursuant to specified procedures. In the event the Issuer’s board of directors determines in good faith that the Issuer must conduct an equity financing on an expedited basis without compliance with the right of first offer described above in order to avoid material harm to the Issuer or any of its affiliates, the Issuer may effect and consummate such equity financing and, as promptly as practicable following the consummation of such equity financing, Sarissa will have the opportunity to participate in such equity financing and be put in the same place (including in respect of the percentage ownership of the equity securities of the Issuer) Sarissa would have been had such equity financing been effected in accordance with the terms of the right of first offer. As set forth in the Investor Rights Agreement, in any 12 month period, the Issuer may conduct an equity financing without compliance with the pre-emptive rights described above (an “Excused Issuance”); provided that the Issuer may not issue new securities (other than specified exempted securities) exceeding (in the aggregate with all other Excused Issuances during such 12 month period) 5% of the issued and outstanding Ordinary Shares on a fully diluted basis, and the Issuer may not issue new securities (other than specified exempted securities) in exchange for consideration (whether in cash or other property) the value of which exceeds (in the aggregate with all other Excused Issuances during such 12 month period) $5.0 million. The Issuer may only consummate two Excused Issuances for so long as the Investor Rights Agreement is in effect.

As set forth in the Investor Rights Agreement, Iterum Bermuda and the Guarantors will agree to file a registration statement covering (a) in the case of a registration statement on Form S-1, the resale of the Exchangeable Notes, the Ordinary Shares issuable in connection with the exchange of the Exchangeable Notes (the “Exchange Shares”) and the RLNs or (b) in the case of a registration statement on Form S-3, the Exchange Shares (the securities in (a) and (b) together, the “Registrable Securities”). Under the Investor Rights Agreement, the Issuer will agree to file an initial registration statement covering the resale by the Investors of their Registrable Securities within 10 business days following the later of (x) the earlier of (I) the consummation of the Rights Offering and (II) one year following the Closing Date and (y) the date on which the number of unissued Ordinary Shares available for issuance (less certain reserved shares) is greater than the total number of Ordinary Shares issuable upon exchange of the then-outstanding Exchangeable Notes (the “Registration Trigger”). Iterum Bermuda and the Guarantors will agree to use their best efforts to cause the initial registration statement to be declared effective within 60 days after the Registration Trigger or as soon as practicable thereafter and to keep a registration statement on Form S-1 or Form S-3, depending on the circumstances specified in the Investor Rights Agreement, effective until the earlier of the date (i) the Registrable Securities covered by such registration statement have been sold or may be resold pursuant to Rule 144 without restriction or (ii) that is six years following the date the initial registration statement initially becomes effective. Iterum Bermuda and certain of the Guarantors will agree to be responsible for certain fees and expenses incurred in connection with the registration of the Registrable Securities (other than discounts, commissions and fees of underwriters, selling brokers and dealer managers).

In the event (i) a registration statement has not been timely filed or (ii) during the required effectiveness period a registration statement covering the Registrable Securities ceases to be effective for resales of Registrable Securities for more than 60 consecutive days or for more than 120 days in any 12-month period (together, a “Registration Default”), then, subject to certain limited exceptions, (a) with respect to Registrable Securities that constitute Exchangeable Notes, the interest rate on such Exchangeable Notes will be increased by 0.25% per annum for each 90-day period of such Registration Default, up to a maximum increase of 1.00% per annum and (b) with respect to Registrable Securities that constitute RLNs, interest will accrue at 0.25% per annum on the Principal Amount Multiple (as defined in the RLN Indenture) of such RLNs for the first 90-day period of such Registration Default and an additional 0.25% per annum with respect to each subsequent 90-day period, up to a maximum of 1.00% per annum. Such interest will become due and payable, in the case of the RLNs, on each interest payment date during which such Registration Default is continuing and, in the case of the Exchangeable Notes, upon a redemption, fundamental change repurchase or the date of maturity.

Iterum Bermuda and the Guarantors will grant Arix Ltd. and the other investors customary indemnification rights in connection with the registration statement(s) to be filed pursuant to the Investor Rights Agreement. The Investors will also grant Iterum Bermuda and the Guarantors customary indemnification rights in connection with the registration statement(s).

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as Exhibit 99.10 attached hereto.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following paragraph and by amending Items 5(a), (b) and (c) as follows:

The information below is based on a total of 14,868,973 Ordinary Shares outstanding as of October 31, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 12, 2019.

(a)    Item 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference.

(b)    Item 7 through 11 and 13 of each of the cover pages of this Amendment are incorporated herein by reference. Mr. Chin, by virtue of his relationship to Arix Plc (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act, the securities which Arix Ltd. directly beneficially owns.

(c)    None.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, and thus, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

The information set forth in Item 4 is incorporated herein by reference.

Joint Filing Agreement

The Reporting Persons have entered into a joint filing agreement, dated as of the date hereof, a copy of which is filed with this Amendment as Exhibit 99.4, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to add the following:

Exhibit 99.4	Joint Filing Agreement, dated January 27, 2020 (filed herewith).

Exhibit 99.5	Securities Purchase Agreement, dated as of January 16, 2020, by and among Iterum Therapeutics Bermuda Limited, Iterum Therapeutics plc, Iterum Therapeutics International Limited, Iterum Therapeutics US Limited, Iterum Therapeutics US Holding Limited and the Investors party thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 17, 2020).

Exhibit 99.6	Form of Indenture (including form of note), to be dated as of the Closing Date, by and among Iterum Therapeutics Bermuda Limited, Iterum Therapeutics plc, Iterum Therapeutics International Limited, Iterum Therapeutics US Limited, Iterum Therapeutics US Holding Limited and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 17, 2020).

Exhibit 99.7	Form of 6.500% Exchangeable Senior Subordinated Note due 2025 (included within Exhibit 99.5).

Exhibit 99.8	Form of Indenture (including form of note), to be dated as of the Closing Date, by and among Iterum Therapeutics Bermuda Limited, Iterum Therapeutics plc, Iterum Therapeutics International Limited, Iterum Therapeutics US Limited, Iterum Therapeutics US Holding Limited, Iterum Holders’ Representative LLC and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 17, 2020).

Exhibit 99.9	Form of Limited Recourse Royalty-Linked Subordinated Note (included within Exhibit 99.8).

Exhibit 99.10	Form of Investor Rights Agreement, to be dated as of the Closing Date, by and among Iterum Therapeutics Bermuda Limited, Iterum Therapeutics plc, Iterum Therapeutics International Limited, Iterum Therapeutics US Limited, Iterum Therapeutics US Holding Limited and the Investors party thereto (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 17, 2020).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2020

ARIX BIOSCIENCE PLC

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director

ARIX BIOSCIENCE HOLDINGS LTD.

By:	/s/ Marcus Karia
Name:	Marcus Karia
Title:	Group Finance Director

/s/ Mark Chin
Mark Chin

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

ARIX BIOSCIENCE HOLDINGS LIMITED

Name	Position	Citizenship	Present Principal Occupation	Business Address

Marcus Karia	Director	United Kingdom	Director, Arix Bioscience Holdings Limited	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Robert William Henry Lyne	Director	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Jonathan Peacock	Director	United Kingdom	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

ARIX BIOSCIENCE PLC

Name	Position	Citizenship	Present Principal Occupation	Business Address

Robert William Henry Lyne	Secretary	United Kingdom	Company Secretary, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Joseph Anderson	Chief Executive Officer; Director	United Kingdom	CEO, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Naseem Amin	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Mark Breuer	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Trevor Mervyn Jones	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Giles Kerr	Director	United Kingdom	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom
Jonathan Peacock	Director	United Kingdom	Chairman, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom

Arthur Pappas	Director	USA	Non-Executive Director, Arix Bioscience Plc	20 Berkeley Square, Mayfair, London W1J 6EQ, United Kingdom